UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SUBSEA 7 S.A.
(Name of Issuer)

Common Shares, $2.00 par value per Share
(Title of Class of Securities)

864323100
(CUSIP Number)

with copies to:

Michael Delouche Siem Industries Inc. P.O. Box 309 Ugland House, South Church Street George Town Grand Cayman KY1-1104 Cayman Islands Telephone: 345-949-1030 or 713-224-0084	Gregory Pryor, Esq. White & Case LLP 1155 Avenue of the Americas Suite 3834 New York, New York 10036 Telephone: 212-219-8389
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 864323100

1	NAME OF REPORTING PERSONS Siem Industries Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,681,932
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 69,681,932
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,681,932

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5%

14	TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”), relates to the common shares, $2.00 par value per share (the “Common Shares”), of Subsea 7 S.A., a Company incorporated under the laws of Luxembourg.  According to Subsea 7 S.A’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on January 11, 2011, the principal executive offices of Subsea 7 S.A. are located at 200 Hammersmith Road, London, W6 7DL, England.

Item 2.  Identity and Background

(a)	This Statement is being filed by and on behalf of Siem Industries Inc.

(b)	The business address of Siem Industries Inc. is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(c)
Siem Industries Inc. is a diversified industrial holding corporation that operates through autonomous affiliates which may, on an individual basis and in certain cases, represent significant investments. Siem Industries Inc. currently holds interests in several industrial areas including the offshore oil and gas services industries, the ocean-transportation of refrigerated cargoes and of automobiles, potash-mining and financial investments.

The attached Schedule A lists the executive officers and directors of Siem Industries Inc. and contains the following information with respect to each such person:  (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)           During the past five years, neither Siem Industries Inc. nor, to the best of Siem Industries Inc.’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Siem Industries Inc. nor, to the best of Siem Industries Inc.’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Siem Industries Inc. is a company incorporated and existing under the laws of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration

Siem Industries Inc. beneficially owns 69,681,932 Common Shares (the “Shares”). These new Shares were received at the close of business on January 12, 2011 (the “Record Date”) in exchange for old shares of Subsea 7 Inc. in accordance with the terms of the Business Combination Agreement, dated June 20, 2010, between Acergy S.A. and Subsea 7 Inc., (the

“Combination Agreement”) pursuant to which the businesses of Acergy S.A. and Subsea 7 Inc. were combined and Subsea 7 Inc. repurchased and cancelled the ordinary shares issued by Subsea 7 Inc. in exchange for new Common Shares of Subsea 7 S.A. issued to the shareholders of Subsea 7 Inc. (the “Business Combination”).  The exchange is based on a ratio of 1.065 new Common Shares for each ordinary share of Subsea 7 Inc.

Siem Industries Inc. has no debt outstanding that was used to acquire the shares of Subsea 7 S.A.

Item 4.  Purpose of Transaction

Siem Industries Inc.’s shareholding in Subsea 7 S.A. is for investment purposes. Siem Industries Inc. received the Shares in Subsea 7 S.A. pursuant to the Business Combination described in Item 3.

Siem Industries Inc., in the ordinary course, continuously monitors its investments to determine if value is maximized by holding the investments, increasing, disposing of, monetizing or otherwise restructuring its investments.  Siem Industries Inc. intends to monitor Subsea 7 S.A’s business, trading performance, operating results, financial position and prospects and may alter or modify its plans with respect to the Shares at any time in the future. Siem Industries Inc. has contacted and held discussions with members of Subsea 7 S.A.’s board and management and intends to maintain such contact in the future. Depending on market conditions, its continuing evaluation of the business and prospects of Subsea 7 S.A. and other factors, Siem Industries Inc. may dispose of or acquire additional securities issued by Subsea 7 S.A.

Except as otherwise described herein and in Item 6, neither Siem Industries Inc., nor to the best knowledge of Siem Industries Inc., any of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, Subsea 7 S.A., or the disposition of securities of Subsea 7 S.A.;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Subsea 7 S.A. or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of Subsea 7 S.A. or any of its subsidiaries;

(d)           Any change in the present board of directors or management of Subsea 7 S.A., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of Subsea 7 S.A.;

(f)           Any other material change in Subsea 7 S.A.’s business or corporate structure;

(g)           Changes in Subsea 7 S.A.’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Subsea 7 S.A. by any person;

(h)           Causing a class of securities of Subsea 7 S.A. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           Causing a class of equity securities of Subsea 7 S.A. to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   Set forth in the table below is the number and percentage of the Common Shares beneficially owned by Siem Industries Inc. as of January 7, 2011.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Siem Industries Inc.	69,681,932	-0-	69,381,932	20.5%

(1)
The percentages of Common Shares indicated in this table are based on the 351,793,731 Common Shares issued by Subsea 7 S.A. as disclosed in its press release, dated January 7, 2011, announcing the completion of the Business Combination (included as an exhibit in Subsea 7 S.A.’s Form 6-K, dated January 7, 2011) provided, however, that the 11,527,380 Common Shares reported by Subsea 7 S.A. in its Form 6-K filed on January 7, 2011 as treasury shares are excluded for purposes of computing the percentage of the class of Common Shares beneficially owned by Siem Industries Inc.

Other than as described above and to the best knowledge of Siem Industries Inc., none of the persons set forth on Schedule A, beneficially owns any securities of Subsea 7 S.A.

(c)           The description of the Business Combination pursuant to which Siem Industries Inc. acquired the Shares contained in Item 3 is incorporated herein by reference.

(d)           Dividends on the Shares, if any, will be payable to Siem Industries Inc., in relation to its respective holdings, as the record owner of the Shares and subject to the terms of the GMSLA as defined and described in Item 6.

Other than as described above, to the best knowledge of Siem Industries Inc., no person (other than Siem Industries Inc.) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.  Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 29, 2009, Siem Industries Inc. entered into a Framework Agreement (the “Framework Agreement”) between and among Siem Industries Inc., ABG Sundal Collier Norge ASA (“ABGSC”) and DnB NOR Bank ASA (“DnB”). ABGSC was the manager of a $275 million convertible bond issued by Subsea 7 Inc. (the “Convertible Bonds”). As the result of discussions with Subsea 7 Inc. and ABGSC, Siem Industries Inc. agreed to support the issue of the Convertible Bonds by making up to 5 million ordinary shares of Subsea 7 Inc. available for lending to DnB (the “Lending Shares”). DnB will in turn on-lend such Lending Shares to investors in the Convertible Bonds (“CB Investors”). The Framework Agreement defines the relationship between and among Siem Industries Inc. as the lender, DnB as the borrower and ABGSC as the broker.

Under the terms of the Framework Agreement, Siem Industries Inc. placed the 5,000,000 Lending Shares in a VPS Account (an electronic Norwegian account for holding securities under Norwegian regulations) to be managed by and blocked in favor of DnB for a period ending October 12, 2012 (the “VPS Account”). DnB has the right to borrow Lending Shares held in the VPS Account but Siem Industries Inc. retains all shareholder and other rights for Lending Shares that remain and are available for lending in the VPS Account.  The summary of the Framework Agreement contained in this Statement is qualified in its entirety by reference to the Framework Agreement, a copy of which is filed as Exhibit A to this Statement.

Also on September 29, 2009, Siem Industries Inc. and DnB entered into a separate Global Master Securities Lending Agreement for the purpose of governing the lending of the Lending Shares (the “GMSLA”) that are actually on-lent from DnB to CB Investors.  The summary of the GMSLA contained in this Statement is qualified in its entirety by reference to the GMSLA, a copy of which is filed as Exhibit B to this Statement.

Under the Framework Agreement and the GMSLA, ABGSC will receive requests to borrow Lending Shares. ABGSC will, to the best of its ability, confirm that the prospective borrower is a CB Investor and that the borrowed Shares will be used by the CB Investor solely for the purpose of hedging its investment in the Convertible Bonds. ABGSC will deliver instructions to DnB to transfer a specified number of Lending Shares either to a designated international prime broker (“IPB”) or to the CB Investor itself. Following DnB’s receipt of instructions from ABGSC, DnB will borrow Lending Shares from the VPS Account and deliver such Lending Shares in accordance with ABGSC’s instructions to either the IPB or the CB Investor under an authorization granted to DnB by Siem Industries Inc. for the purpose of borrowing and on-lending the Lending Shares.

Each borrowing of Lending Shares will create a separate contractual relationship between Siem Industries Inc. and DnB and between DnB and the CB Investor. When a CB Investor returns any Lending Shares (or the equivalent) to DnB, such Lending Shares shall be returned to the VPS Account without delay by DnB.

Under Section 3.3 of the Framework Agreement, Siem Industries Inc. has the right to recall all the Lending Shares by written notice to DnB and ABGSC in each of the following events: (i) Siem Industries Inc. needs the Lending Shares to support such outcome as it desires with respect to a significant matter to be voted on at Subsea 7 S.A.’s general meeting of shareholders; (ii) a public offer is made to acquire the Common Shares of Subsea 7 S.A.; (iii) Subsea 7 S.A. becomes subject to an amalgamation, consolidation, merger or scheme of arrangement; or (iv) public insolvency proceedings are initiated with respect to Subsea 7 S.A.

In addition, Siem Industries Inc. has the right to require DnB to redeliver all of the Lending Shares in the event that, at any time prior to October 12, 2012, DnB is either rated BBB+ or lower by Standard and Poor’s or Baa1 or lower by Moody’s Investor Service.

Prior to completion of the Business Combination, Subsea 7 Inc. and Acergy S.A. reached agreements with the trustee for the Convertible Bonds concerning the conversion of the Convertible Bonds into Common Shares of Subsea 7 S.A. With effect from the close of business on the Reporting Date (the “Reporting Date”), the Lending Shares will be denominated as Common Shares rather than the ordinary shares of Subsea 7 Inc. Future borrowings of Lending Shares by DnB will be made in Common Shares. Repayments of Lending Shares outstanding at the close of business on January 12, 2011, the Record Date, will be in Common Shares reflecting the exchange of Subsea 7 Inc. ordinary shares for new Common Shares. At the close of business on the Record Date, the number of outstanding Lending Shares borrowed by DnB was 2,058,185 ordinary shares of Subsea 7 Inc. and the number of Common Shares to be repaid, or redelivered, to Siem Industries Inc. (based on the rate of exchange of 1.065 Common Share for each Subsea 7 Inc. ordinary share) is 2,191,967 Shares.

As a result of DnB’s obligation to redeliver all Lending Shares on or before October 12, 2012 and in certain other circumstances as discussed above, Siem Industries Inc. deems all Lending Shares, whether or not held in the VPS Account or borrowed and on-lent to CB Investors, to be beneficially owned by Siem Industries Inc. at all times.

Concurrent with the execution of the Combination Agreement on June 20, 2010, Subsea 7 Inc., Acergy S.A., and Siem Industries Inc. entered into a Relationship Agreement providing for certain arrangements between the parties thereto, including the nomination of up to two directors to the board of directors of Subsea 7 S.A. by Siem Industries Inc. provided the shareholding of Siem Industries Inc. meets certain threshold levels (the “Relationship Agreement”).  The summary of the Relationship Agreement contained in this Statement is qualified in its entirety by reference to the Relationship Agreement, a copy of which is included as Exhibit C to this Statement.

Under the terms of the Relationship Agreement, certain restrictions apply to the interests of Siem Industries Inc. and its affiliates in the share capital of Subsea 7 S.A.

For a standstill period of 30 months commencing on June 20, 2010, (the “Standstill Period”), Siem Industries Inc. will not, and must procure that its affiliates do not, without the prior consent of Subsea 7 S.A., acquire any equity interests in Subsea 7 S.A. which would increase directly or indirectly the aggregate number of Common Shares beneficially held by Siem Industries Inc. and its affiliates to more than 24.9% of the outstanding Common Shares.  If, during the Standstill Period, any affiliate of Siem Industries Inc. acquires any equity interests in Subsea 7 S.A. which increases directly or indirectly the aggregate number of Common Shares held by Siem Industries Inc. and its affiliates to more than 24.9% of the outstanding Common Shares in Subsea 7 S.A., then Siem Industries Inc. shall, on request by Subsea 7 S.A., promptly sell such number of Common Shares as to reduce the aggregate number of Common Shares beneficially held by Siem Industries Inc. to not more than 24.9% of the outstanding Common Shares.  This restriction shall cease to apply immediately following the announcement of a bona fide offer by a third party for the acquisition of control of Subsea 7 S.A.

For a period of six months commencing on completion of the Business Combination (the “Lock-up Period”) Siem Industries Inc. will not, and must procure that its affiliates do not, transfer, dispose of, or agree to transfer or dispose of, any Common Shares beneficially held by it which would result in the aggregate number of Common Shares beneficially held by Siem Industries Inc. and its affiliates to fall below 80% of the number of Common Shares beneficially held by Siem Industries Inc. and its affiliates immediately after completion of the Business Combination (such number of Common Shares being the “Restricted Shares”).  Further, if at any time in the period of six months commencing on the expiry of the Lock-up Period, Siem Industries Inc. or its affiliates wishes to transfer or dispose of any Restricted Shares, such transfer or disposal shall be carried out in consultation with Subsea 7 S.A., and Siem Industries Inc. shall use all reasonable endeavors to dispose or transfer such Shares in a manner that does not disrupt the market for the issued capital of Subsea 7 S.A.

Under the terms of the Relationship Agreement, certain provisions apply with respect to Siem Industries Inc.’s representation on the Subsea 7 S.A. board of directors.  For as long as Siem Industries Inc. and its affiliates retain a shareholding in Subsea 7 S.A. of at least 80% of the Common Shares held by Siem Industries Inc. immediately following completion of the Business Combination, Siem Industries Inc. may nominate two persons for appointment to the board of directors of Subsea 7 S.A.  For as long as Siem Industries Inc. and its affiliates retain a shareholding in Subsea 7 S.A. of at least 10% of the outstanding Common Shares, but less than 80% of the Common Shares held by Siem Industries Inc. and its affiliates immediately following completion of the Business Combination, Siem Industries Inc. may nominate one person for appointment to the board of directors of Subsea 7 S.A.  These provisions of the Relationship Agreement are subject to an overriding requirement for the majority of the board of directors of Subsea 7 S.A. to be comprised of Independent Directors as defined in the Combination Agreement for the duration of the Standstill Period and as defined in Subsea 7 S.A.’s Articles of Incorporation thereafter.

For the remainder of the Standstill Period, any candidate proposed by the Subsea 7 S.A. board of directors to the general meeting of shareholders must either comply with the definition of Independent Director provided in the Combination Agreement or, where the board of directors determines that such candidate should be proposed as an Independent Director notwithstanding that he or she does not correspond to that definition, the board of directors must provide shareholders with the reasons as to why such candidate is proposed despite such non-compliance.

For the remainder of the Standstill Period, Siem Industries Inc. will abstain from voting or vote against (in its discretion) any resolution at a general meeting of shareholders of Subsea 7 S.A. to elect a person who has been proposed as a new director of Subsea 7 S.A. if the election of such person would mean that a majority of the board would cease to be comprised of Independent Directors (as contemplated by the Relationship Agreement), except that Siem Industries Inc. may at a general meeting of shareholders of Subsea 7 S.A. vote in favor or against or abstain from voting (in its discretion) in respect of any resolution to re-elect a person as director of Subsea 7 S.A. where such person had been duly nominated by Siem Industries Inc. or the Subsea 7 S.A. board has proposed such person as a director or has recommended that shareholders vote in favor of the (re-)election of such person as a director of Subsea 7 S.A.

This Relationship Agreement will terminate upon an acquisition of Common Shares in Subsea 7 S.A. by a person or a group of persons acting in concert that would result in such person or group holding an aggregate shareholding in Subsea 7 S.A. that is greater than the shareholding in Subsea 7 S.A. held by Siem Industries Inc. at such time.

Other than as described in this Statement, to the best knowledge of Siem Industries Inc. there are no contracts, arrangements, understandings or relationships among Siem Industries Inc. or the persons set forth on Schedule A, and between any such persons and any other person, with respect to the Shares, including but not limited to, transfer and voting of the Shares, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Shares.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
A.	Framework Agreement, dated September 29, 2009, between Siem Industries Inc., ABG Sundal Collier Norge ASA and DnB NOR Bank ASA.
B.	Global Master Securities Lending Agreement, dated September 29, 2009 between DnB NOR Bank ASA and Siem Industries Inc.
C.	Relationship Agreement, dated June 20, 2010, among Subsea 7 Inc., Acergy S.A. (now known as Subsea 7 S.A.) and Siem Industries Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIEM INDUSTRIES INC.

Date: January 18, 2011	By:	/s/ Michael Delouche
Name: Michael Delouche
Title: Secretary

SCHEDULE A

Executive Officers and Directors of Siem Industries Inc.

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Directors
Kristian Siem	Norway	Chairman, Siem Industries Inc.	Chalet Siem Chemin du Planet 1865 Les Diablerets Switzerland
M.D. Moross	South Africa	Private Investor	Flat 26 7 Prince’s Gate London SW7 1QL England
Barry Ridings	United States	Vice Chairman of US Investment Banking, Lazard Freres & Co. LLC	30 Rockefeller Plaza New York, NY 10020 USA
Ivar Siem	Norway	Chairman and CEO of Blue Dolphin Energy Company	801 Travis Street Suite 2100 Houston, TX 77002 USA
Executive Officer
Michael Delouche	United States	President and Secretary of Siem Industries Inc.	P.O. Box 10718 Citrus Grove 2nd Floor, Suite 5B Goring Avenue George Town Grand Cayman Cayman Islands

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